XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TERM TRUST

Supplement dated October 1, 2020

to the to the Prospectus Supplement dated June 11, 2020

to the Prospectus dated January 3, 2020

This is a supplement (the “Supplement”) to the Prospectus Supplement, dated June 11, 2020 (the “Prospectus Supplement”), to the Prospectus, dated January 3, 2020 (the “Prospectus”), of XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”). This Supplement updates certain information in the Prospectus, as follows. Certain capitalized terms used and not defined herein have the meanings set forth in the Prospectus.

The following changes to the Trust’s Prospectus are effective as of November 1, 2020:

1.	The first and second paragraph under the heading “Prospectus Summary—Portfolio Contents” beginning on page 2 of the Prospectus shall be deleted and replaced with the following:

The Trust’s investments may include (i) structured credit investments, including collateralized loan obligation (“CLO”) debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments. The Trust may invest without limitation in loans, bonds and other debt securities, CLO securities, including debt and subordinated (i.e., residual or equity) CLO securities, credit default swaps and other credit and credit-related instruments. The Trust may invest in senior, junior, secured and unsecured credit instruments. Floating rate credit instruments have floating or variable interest rates, and include floating rate instruments the interest rates of which vary periodically based upon, or inverse to, a benchmark indicator of prevailing interest rates.

2.	The first and second paragraph under the heading “Investment Objective and Policies—Investment Strategy—Credit Instruments” beginning on page 28 of the Prospectus shall be deleted and replaced with the following:

The Trust’s investments may include (i) structured credit investments, including CLO debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments. The Trust may invest without limitation in loans, bonds and other debt securities, CLO securities, including debt and subordinated (i.e., residual or equity) CLO securities, credit default swaps and other credit and credit-related instruments. The Trust may invest in senior, junior, secured and unsecured credit instruments. Floating rate credit instruments have floating or variable interest rates, and include floating rate instruments the interest rates of which vary periodically based upon, or inverse to, a benchmark indicator of prevailing interest rates

3.	The first paragraph under the heading “The Trust’s Investments—Collateralized Loan Obligations” beginning on page 32 of the Prospectus shall be deleted and replaced with the following:

The Trust may invest without limitation in CLO securities, including debt and subordinated (i.e., residual or equity) CLO securities. A CLO vehicle generally is an entity that is formed to hold a portfolio consisting principally (typically, 80% or more of its assets) of loan obligations. The loan obligations within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO issues various classes or “tranches” of securities. Each tranche has different payment characteristics and different credit ratings. These tranches are generally categorized as senior, mezzanine, or subordinated/equity, according to their degree of risk. The key feature of the CLO structure is the prioritization of the cash flows from a pool of securities among the several tranches of the CLO. As interest payments are received, the CLO makes contractual interest payments to each tranche of debt based on its seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO meets or exceeds required collateral coverage levels (or other similar covenants), the remaining funds may be paid to the subordinated tranche (often referred to as the “residual,” “equity” or “subordinated” tranche). The contractual provisions setting out this order of payments are set out in detail in the relevant CLO’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine the terms of payment of any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests that must be complied with, which are different for each CLO.

Please retain this Supplement for your future reference.